Exhibit 99.2

Financial Report

Results of Operations

Three-month period ended December 31, 2020 compared to the three-month period ended December 31, 2019

During the three-month periods ended December 31, 2020 and 2019, we had an average of 60.3 and 59.2 vessels, respectively, in our fleet. In the three-month period ended December 31, 2020, we accepted delivery of the secondhand vessel Neokastro with a TEU capacity of 4,178 and we sold the vessel Singapore Express with a TEU capacity of 4,890. In the three-month period ended December 31, 2019, we accepted delivery of the secondhand containerships Vulpecula, Volans, and Vela with an aggregate TEU capacity of 12,774 and we sold Sierra II, Reunion and Namibia II with an aggregate TEU capacity of 6,070. In the three-month periods ended December 31, 2020 and 2019, our fleet ownership days totaled 5,552 and 5,447 days, respectively. Ownership days are one of the primary drivers of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

	Three-month period ended December 31,			Percentage
	2019	2020	Change	Change
Voyage revenue	$124.5	$119.1	$(5.4)	(4.3%)
Voyage expenses	(2.1)	(1.0)	(1.1)	(52.4%)
Voyage expenses – related parties	(1.7)	(1.8)	0.1	5.9%
Vessels’ operating expenses	(28.8)	(32.0)	3.2	11.1%
General and administrative expenses	(1.4)	(2.1)	0.7	50.0%
Management fees – related parties	(5.2)	(5.6)	0.4	7.7%
General and administrative expenses - non-cash component	(1.4)	(1.2)	(0.2)	(14.3%)
Amortization of dry-docking and special survey costs	(2.2)	(2.3)	0.1	4.5%
Depreciation	(28.4)	(27.1)	(1.3)	(4.6%)
Gain (Loss) on sale / disposals of vessels	(0.7)	0.5	1.2	n.m.
Loss on vessels held for sale	(2.5)	(7.7)	5.2	n.m.
Foreign exchange losses	-	(0.1)	0.1	n.m.
Interest income	0.8	0.4	(0.4)	(50.0%)
Interest and finance costs	(19.7)	(17.2)	(2.5)	(12.7%)
Income from equity method investments	4.0	4.0	-	-
Other	0.3	0.7	0.4	n.m.
Gain on derivative instruments	0.4	0.5	0.1	25%
Net Income	$35.9	$27.1

(Expressed in millions of U.S. dollars,	Three-month period ended December 31,			Percentage
except percentages)	2019	2020	Change	Change
Voyage revenue	$124.5	$119.1	$(5.4)	(4.3%)
Accrued charter revenue	4.0	5.3	1.3	32.5%
Amortization of time charter assumed	-	-	-	-
Voyage revenue adjusted on a cash basis (1)	$128.5	$124.4	$(4.1)	(3.2%)

Vessels’ operational data	Three-month period ended December 31,			Percentage
	2019	2020	Change	Change
Average number of vessels	59.2	60.3	1.1	1.9%
Ownership days	5,447	5,552	105	1.9%
Number of vessels under dry-docking	-	2	2

(1) Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles (“GAAP”). Refer to “Financial Summary” below for the reconciliation of Voyage revenue adjusted on a cash basis.

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Voyage Revenue

Voyage revenue decreased by 4.3%, or $5.4 million, to $119.1 million during the three-month period ended December 31, 2020, from $124.5 million during the three-month period ended December 31, 2019. The decrease is mainly attributable to revenue not earned by three vessels sold during the fourth quarter of 2019, one vessel sold during the first quarter of 2020, three vessels sold during the third quarter of 2020 and one vessel sold during the fourth quarter of 2020 and to decreased charter rates for certain of our vessels during the fourth quarter of 2020 compared to the fourth quarter of 2019; partly offset by revenue earned by three vessels acquired during the fourth quarter of 2019, one vessel acquired during the first quarter of 2020, four vessels acquired during the third quarter of 2020 and one vessel acquired during the fourth quarter of 2020 and to the decreased idle days of our fleet during the fourth quarter of 2020 compared to the fourth quarter of 2019.

Voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”), decreased by 3.2%, or $4.1 million, to $124.4 million during the three-month period ended December 31, 2020, from $128.5 million during the three-month period ended December 31, 2019. Accrued charter revenue for the three-month periods ended December 31, 2020 and 2019 was a positive amount of $5.3 million and $4.0 million respectively.

Voyage Expenses

Voyage expenses were $1.0 million and $2.1 million for the three-month periods ended December 31, 2020 and 2019, respectively. Voyage expenses mainly include (i) off-hire expenses of our vessels, primarily related to fuel consumption and (ii) third party commissions. Voyage expenses for the three-month period ended December 31, 2019 included a cost of $1.5 million relating to our vessels’ tank cleaning in order to comply with the global sulphur cap of 0.5% m/m in anticipation of the entry into force on January 1, 2020 of the relevant MARPOL Annex VI regulations.

Voyage Expenses – related parties

Voyage expenses – related parties were $1.8 million and $1.7 million for the three-month periods ended December 31, 2020 and 2019, respectively. Voyage expenses – related parties represent (i) fees of 1.25% in the aggregate on voyage revenues charged by a related manager and a service provider and (ii) charter brokerage fees payable to two related charter brokerage companies for an amount of approximately $0.3 million and $0.1 million, in the aggregate, for the three-month periods ended December 31, 2020 and 2019, respectively.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain / (loss) under derivative contracts entered into in relation to foreign currency exposure, were $32.0 million and $28.8 million during the three-month periods ended December 31, 2020 and 2019, respectively. Daily vessels’ operating expenses were $5,774 and $5,283 for the three-month periods ended December 31, 2020 and 2019, respectively. Daily operating expenses are calculated as vessels’ operating expenses for the period over the ownership days of the period.

General and Administrative Expenses

General and administrative expenses were $2.1 million and $1.4 million during the three-month periods ended December 31, 2020 and 2019, respectively, and both include $0.63 million paid to a related manager.

Management Fees – related parties

Management fees paid to our related managers were $5.6 million and $5.2 million during the three-month periods ended December 31, 2020 and 2019, respectively.

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General and administrative expenses - non-cash component

General and administrative expenses - non-cash component for the three-month period ended December 31, 2020 amounted to $1.2 million, representing the value of the shares issued to a related manager on December 30, 2020. General and administrative expenses – non-cash component for the three-month period ended December 31, 2019 amounted to $1.4 million, representing the value of the shares issued to a related manager on December 30, 2019.

Amortization of dry-docking and special survey

Amortization of deferred dry-docking and special survey costs was $2.3 million and $2.2 million during the three-month periods ended December 31, 2020 and 2019, respectively. During the three-month period ended December 31, 2020, two vessels underwent and completed their special survey. During the three-month period ended December 31, 2019, no vessel underwent any special survey.

Depreciation

Depreciation expense for the three-month period ended December 31, 2020 and 2019 was $27.1 million and $28.4 million, respectively.

Gain /(Loss) on sale / disposal of vessels

During the three-month period ended December 31, 2020, we recorded a gain of $0.5 million from the sale of the vessel Singapore Express, which was classified as asset held for sale as at June 30, 2020 and September 30, 2020. During the three-month period ended December 31, 2019, we sold the vessels Sierra II, Reunion and Namibia II and we recorded a loss of $0.7 million, in aggregate. As at September 30, 2019, the vessels Reunion and Sierra II were classified as assets held for sale.

Loss on vessels held for sale

During the three-month period ended December 31, 2020, we recorded a loss on vessel held for sale of $7.7 million, representing the expected loss from the sale of vessel Halifax Express during the next twelve-month period. During the three-month period ended December 31, 2019, we recorded a loss on vessels held for sale of $2.5 million, representing the expected loss from the sale of vessels Neapolis and Zagora during the next twelve-month period.

Interest Income

Interest income amounted to $0.4 million and $0.8 million for the three-month periods ended December 31, 2020 and 2019, respectively.

Interest and Finance Costs

Interest and finance costs were $17.2 million and $19.7 million during the three-month periods ended December 31, 2020 and 2019, respectively. The decrease is mainly attributable to the decreased financing cost during the three-month period ended December 31, 2020 compared to the three-month period ended December 31, 2019.

Income from Equity Method Investments

During the three-month period ended December 31, 2020, we recorded an income from equity method investments of $4.0 million representing our share of the income in jointly owned companies pursuant to the Framework Deed dated May 15, 2013, as amended and restated (the “Framework Deed”), with York. As of December 31, 2020, 13 companies are jointly-owned with York (of which, 10 companies currently own vessels). During the three-month period ended December 31, 2019, we recorded an income from equity method investments of $4.0 million also relating to investments under the Framework Deed.

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Gain/(Loss) on Derivative Instruments

The fair value of our seven interest rate derivative instruments which were outstanding as of December 31, 2020 equates to the amount that would be paid by us or to us should those instruments be terminated. As of December 31, 2020, the fair value of these seven interest rate derivative instruments in aggregate amounted to a liability of $7.1 million. The change in the fair value of the interest rate derivative instruments that qualified for hedge accounting is recorded in “Other Comprehensive Income” (“OCI”) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings and is presented in the same income statement line item as the earnings effect of the hedged item while the change in the fair value of the interest rate derivatives representing hedge components excluded from the assessment of effectiveness are recognized currently in earnings and are presented in Gain/(Loss) on Derivative Instruments. The change in the fair value of the interest rate derivative instruments that did not qualify for hedge accounting is recorded in Gain/(Loss) on Derivative Instruments. For the three-month period ended December 31, 2020, a gain of $0.9 million has been included in OCI and a loss of $0.1 million has been included in Gain/(Loss) on derivative instruments in the consolidated statement of income, resulting from the fair market value change of the interest rate derivative instruments during the three-month period ended December 31, 2020.

Cash Flows

Three-month periods ended December 31, 2020 and 2019

Condensed cash flows	Three-month period ended December 31,
(Expressed in millions of U.S. dollars)	2019	2020
Net Cash Provided by Operating Activities	$76.8	$68.4
Net Cash Used in Investing Activities	$(17.8)	$(14.7)
Net Cash Used in Financing Activities	$(67.3)	$(49.2)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the three-month period ended December 31, 2020, decreased by $8.4 million to $68.4 million, from $76.8 million for the three-month period ended December 31, 2019. The decrease is mainly attributable to decreased cash from operations of $4.0 million, unfavorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $6.5 million and increased special survey costs of $2.9 million during the three-month period ended December 31, 2020 compared to the three-month period ended December 31, 2019; partly off-set by decreased payments for interest (including swap payments) of $2.9 million during the three-month period ended December 31, 2020 compared to the three-month period ended December 31, 2019.

Net Cash Used in Investing Activities

Net cash used in investing activities was $14.7 million in the three-month period ended December 31, 2020, which mainly consisted of payments for upgrades for certain of our vessels and payments for the delivery of one secondhand vessel; partly off-set by proceeds we received from the sale of one vessel and by return of capital we received from three entities jointly -owned with York pursuant to the Framework Deed.

Net cash used in investing activities was $17.8 million in the three-month period ended December 31, 2019, which mainly consisted of advance payments for upgrades for certain of our vessels, payments for the acquisition of three secondhand vessels, advance payment for the acquisition of one vessel, which was delivered in January 2020; partly off-set by return of capital we received from two entities jointly -owned with York pursuant to the Framework Deed and proceeds we received from the sale of three vessels.

Net Cash Used in Financing Activities

Net cash used in financing activities was $49.2 million in the three-month period ended December 31, 2020, which mainly consisted of (a) $32.0 million net payments relating to our debt financing agreements, (b) $9.3 million we paid for dividends to holders of our common stock for the third quarter of 2020 and (c) $0.9 million we paid for dividends to holders of our 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock (“Series B Preferred Stock”), $2.1 million we paid for dividends to holders of our 8.500% Series C Cumulative Redeemable Perpetual Preferred Stock (“Series C Preferred Stock”), $2.2 million we paid for dividends to holders of our 8.75% Series D Cumulative Redeemable Perpetual Preferred Stock (“Series D Preferred Stock”) and $2.5 million we paid for dividends to holders of our 8.875% Series E Cumulative Redeemable Perpetual Preferred Stock (“Series E Preferred Stock”) for the period from July 15, 2020 to October 14, 2020.

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Net cash used in financing activities was $67.3 million in the three-month period ended December 31, 2019, which mainly consisted of (a) $52.6 million of payments relating to our debt financing agreements, (b) $7.0 million we paid for dividends to holders of our common stock for the third quarter of 2019 and (c) $1.0 million we paid for dividends to holders of our 7.625% Series B Preferred Stock, $2.1 million we paid for dividends to holders of our 8.500% Series C Preferred Stock”, $2.2 million we paid for dividends to holders of our 8.75% Series D Preferred Stock and $2.6 million we paid for dividends to holders of our 8.875% Series E Preferred Stock for the period from July 15, 2019 to October 14, 2019.

Year ended December 31, 2020 compared to the year ended December 31, 2019

During the years ended December 31, 2020 and 2019, we had an average of 60.0 and 60.3 vessels, respectively, in our fleet. In the year ended December 31, 2020, we accepted delivery of the newbuild vessels YM Triumph, YM Truth and YM Totality with an aggregate TEU capacity of 38,070 and the secondhand vessels JPO Virgo, JPO Scorpius and Neokastro with an aggregate TEU capacity of 11,008; and we sold the vessels Neapolis, Kawasaki, Kokura, Zagora and Singapore Express with an aggregate TEU capacity of 22,503. In the year ended December 31, 2019, we accepted delivery of the secondhand containerships Vulpecula, Volans and Vela with an aggregate TEU capacity of 12,774 and we sold the vessels Sierra II, Reunion, Namibia II, MSC Pylos and Piraeus with an aggregate TEU capacity of 13,082. In the year ended December 31, 2020 and 2019, our fleet ownership days totaled 21,965 and 22,002 days, respectively. Ownership days are one of the primary drivers of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

(Expressed in millions of U.S. dollars,	Year ended December 31,			Percentage
except percentages)	2019	2020	Change	Change
Voyage revenue	$478.1	$460.3	$(17.8)	(3.7%)
Voyage expenses	(5.3)	(7.4)	2.1	39.6%
Voyage expenses – related parties	(5.3)	(6.5)	1.2	22.6%
Vessels’ operating expenses	(116.1)	(117.1)	1.0	0.9%
General and administrative expenses	(5.6)	(7.4)	1.8	32.1%
Management fees – related parties	(21.3)	(21.6)	0.3	1.4%
General and administrative expenses - non-cash component	(3.9)	(3.7)	(0.2)	(5.1%)
Amortization of dry-docking and special survey costs	(8.9)	(9.0)	0.1	1.1%
Depreciation	(113.5)	(108.7)	(4.8)	(4.2%)
Loss on sale / disposal of vessels	(19.6)	(79.1)	59.5	n.m.
Loss on vessels held for sale	(2.5)	(7.7)	5.2	n.m.
Vessels’ impairment loss	(3.0)	(31.6)	28.6	n.m.
Foreign exchange losses	-	(0.3)	0.3	n.m.
Interest income	3.3	1.9	(1.4)	(42.4%)
Interest and finance costs	(89.0)	(68.7)	(20.3)	(22.8%)
Swaps’ breakage costs	-	-	-	-
Income from equity method investments	11.4	16.2	4.8	42.1%
Other	0.8	1.2	0.4	50.0%
Loss on derivative instruments	(0.6)	(1.9)	1.3	n.m.
Net Income	$99.0	$8.9

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(Expressed in millions of U.S. dollars,	Year ended December 31,			Percentage
except percentages)	2019	2020	Change	Change
Voyage revenue	$478.1	$460.3	$(17.8)	(3.7)
Accrued charter revenue	3.9	21.3	17.4	n.m.
Amortization of Time-charter assumed	0.2	0.2	-	-
Voyage revenue adjusted on a cash basis (1)	$482.2	$481.8	$(0.4)	(0.1%)

Vessels’ operational data	Year ended December 31,			Percentage
	2019	2020	Change	Change
Average number of vessels	60.3	60.0	(0.3)	(0.5%)
Ownership days	22,002	21,965	(37)	(0.2%)
Number of vessels under dry-docking	6	11	5

(1) Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. GAAP. Refer to “Financial Summary” below for the reconciliation of Voyage revenue adjusted on a cash basis.

Voyage Revenue

Voyage revenue decreased by 3.7%, or $17.8 million, to $460.3 million during the year ended December 31, 2020, from $478.1 million during the year ended December 31, 2019. The decrease is mainly attributable to revenue not earned by five vessels sold during the year ended December 31, 2019 and five vessels sold during the year ended December 31, 2020, to decreased hire rates in certain of our vessels and to increased idle days of our fleet during the year ended December 31, 2020 compared to the year ended December 31, 2019; partly offset by revenue earned by three vessels acquired during the fourth quarter of 2019, one vessel acquired during the first quarter of 2020, four vessels acquired during the third quarter of 2020 and one vessel acquired during the fourth quarter of 2020.

Voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”), decreased by 0.1%, or $0.4 million, to $481.8 million during the year ended December 31, 2020, from $482.2 million during the year ended December 31, 2019. Accrued charter revenue for the years ended December 31, 2020 and 2019, was a positive amount of $21.3 million and $3.9 million, respectively.

Voyage Expenses

Voyage expenses were $7.4 million and $5.3 million for the years ended December 31, 2020 and 2019, respectively. Voyage expenses mainly include (i) off-hire expenses of our vessels, primarily related to fuel consumption and (ii) third party commissions. Voyage expenses for the year ended December 31, 2019, included a cost of $1.5 million relating to our vessels’ tank cleaning in order to comply with the global sulphur cap of 0.5% m/m in anticipation of the entry into force on January 1, 2020 of the relevant MARPOL Annex VI regulations.

Voyage Expenses – related parties

Voyage expenses – related parties were $6.5 million and $5.3 million for the years ended December 31, 2020 and 2019, respectively. Voyage expenses – related parties represent (i) fees of 1.25%1 in the aggregate on voyage revenues charged by a related manager and a service provider and (ii) charter brokerage fees payable to two related charter brokerage companies for an amount of approximately $0.8 million and $0.4 million, in the aggregate, for the years ended December 31, 2020 and 2019, respectively.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain / (loss) under derivative contracts entered into in relation to foreign currency exposure, were $117.1 million and $116.1 million during the year ended December 31, 2020 and 2019, respectively. Daily vessels’ operating expenses were $5,329 and $5,277 for the year ended December 31, 2020 and 2019, respectively. Daily operating expenses are calculated as vessels’ operating expenses for the period over the ownership days of the period.

1 0.75% until June 30, 2019

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General and Administrative Expenses

General and administrative expenses were $7.4 million and $5.6 million during the year ended December 31, 2020 and 2019, respectively, and both include $2.5 million paid to a related manager.

Management Fees – related parties

Management fees paid to our related managers were $21.6 million and $21.3 million during the year ended December 31, 2020 and 2019, respectively.

General and administrative expenses - non-cash component

General and administrative expenses - non-cash component for the year ended December 31, 2020 amounted to $3.7 million, representing the value of the shares issued to a related manager on March 30, 2020, June 30, 2020, September 30 and December 30, 2020. General and administrative expenses – non-cash component for the year ended December 31, 2019 amounted to $3.9 million representing the value of the shares issued to a related manager on March 29, 2019, June 28, 2019, September 30, 2019 and December 30, 2019.

Amortization of dry-docking and special survey

Amortization of deferred dry-docking and special survey costs was $9.0 million and $8.9 million during the year ended December 31, 2020 and 2019, respectively. During the year ended December 31, 2020, 11 vessels underwent and completed their special survey. During the year December 31, 2019, six vessels underwent and completed their special survey.

Depreciation

Depreciation expense for the year ended December 31, 2020 and 2019 was $108.7 million and $113.5 million, respectively.

Loss on sale / disposal of vessels

During the year ended December 31, 2020, we recorded an aggregate net loss of $79.1 million from the sale of the vessels Neapolis, Kawasaki, Kokura, Zagora and Singapore Express. Neapolis and Zagora were classified as assets held for sale as at December 31, 2019. During the year ended December 31, 2019, we recorded an aggregate loss of $19.6 million from the sale of the container vessels Piraeus, MSC Pylos, Reunion, Sierra II and Namibia II. MSC Pylos was classified as asset held for sale as at December 31, 2018.

Loss on vessels held for sale

During the year ended December 31, 2020, we recorded a loss on vessels held for sale of $7.7 million representing the expected loss from sale of the vessel Halifax Express during the next twelve-month period. During the year ended December 31, 2019, we recorded a loss on vessels held for sale of $2.5 million representing the expected loss from the sale vessels Neapolis and Zagora during the next twelve-month period.

Vessels’ impairment loss

During the year ended December 31, 2020, we recorded an impairment loss in relation to five of our vessels in the amount of $31.6 million, in the aggregate. During the year ended December 31, 2019, we recorded an impairment loss in relation to two of our vessels in the amount of $3.0 million, in the aggregate.

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Interest Income

Interest income amounted to $1.9 million and $3.3 million for the years ended December 31, 2020 and 2019, respectively.

Interest and Finance Costs

Interest and finance costs were $68.7 million and $89.0 million during the years ended December 31, 2020 and 2019, respectively. The decrease is mainly attributable to the decreased financing cost and the reduced average loan balances during year ended December 31, 2020 compared to the year ended December 31, 2019.

Swaps’ Breakage Costs

During the year ended December 31, 2020, we terminated two interest rate derivative instruments that qualified for hedge accounting and we paid the counterparties breakage costs in the amount of $0.006 million in the aggregate. During the year ended December 31, 2019, we terminated eight interest rate derivative instruments that qualified for hedge accounting and three that did not qualify for hedge accounting and we paid the counterparties breakage costs, net in the amount of $0.016 million in the aggregate.

Income from Equity Method Investments

During the year ended December 31, 2020, we recorded an income from equity method investments of $16.2 million representing our share of the income in jointly owned companies pursuant to the Framework Deed dated May 15, 2013, as amended and restated (the “Framework Deed”), with York. As of December 31, 2020, 13 companies are jointly-owned with York (of which, 10 companies currently own vessels). During the year ended December 31, 2019, we recorded an income from equity method investments of $11.4 million also relating to investments under the Framework Deed.

Loss on Derivative Instruments

The fair value of our seven interest rate derivative instruments which were outstanding as of December 31, 2020 equates to the amount that would be paid by us or to us should those instruments be terminated. As of December 31, 2020, the fair value of these seven interest rate derivative instruments in aggregate amounted to a liability of $7.1 million. The change in the fair value of the interest rate derivative instruments that qualified for hedge accounting is recorded in “Other Comprehensive Income” (“OCI”) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings and is presented in the same income statement line item as the earnings effect of the hedged item while the change in the fair value of the interest rate derivatives representing hedge components excluded from the assessment of effectiveness are recognized currently in earnings and are presented in Gain/(Loss) on Derivative Instruments. The change in the fair value of the interest rate derivative instruments that did not qualify for hedge accounting is recorded in Gain/(Loss) on Derivative Instruments. For the year ended December 31, 2020, a net loss of $6.7 million has been included in OCI and a net loss of $2.3 million has been included in Loss on derivative instruments in the consolidated statement of income, resulting from the fair market value change of the interest rate derivative instruments during the year ended December 31, 2020.

Cash Flows

Years ended December 31, 2020 and 2019

Condensed cash flows	Years ended December 31,
(Expressed in millions of U.S. dollars)	2019	2020
Net Cash Provided by Operating Activities	$250.4	$274.3
Net Cash Used in Investing Activities	$(8.9)	$(36.4)
Net Cash Used in Financing Activities	$(212.2)	$(241.9)

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Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the year ended December 31, 2020, increased by $23.9 million to $274.3 million, from $250.4 million for the year ended December 31, 2019. The increase is mainly attributable to the favorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $11.8 million and to decreased payments for interest (including swap payments) of $16.4 million during the year ended December 31, 2020, compared to the year ended December 31, 2019; partly off-set by decreased cash from operations of $0.4 million and increased special survey costs of $9.2 million during the year ended December 31, 2020, compared to the year ended December 31, 2019.

Net Cash Used in Investing Activities

Net cash used in investing activities was $36.4 million in the year ended December 31, 2020, which mainly consisted of payments for upgrades for certain of our vessels and payments for the delivery of three newbuild vessels and three secondhand vessels; partly off-set by proceeds we received from the sale of five of our vessels and by return of capital we received from ten entities jointly -owned with York pursuant to the Framework Deed.

Net cash used in investing activities was $8.9 million in the year ended December 31, 2019, which mainly consisted of advance payments for upgrades for certain of our vessels, payments for the acquisition of three secondhand vessels, advance payment for the acquisition of one vessel, which was delivered in January 2020; partly off-set by return of capital we received from 11 entities jointly -owned with York pursuant to the Framework Deed and proceeds we received from the sale of five vessels.

Net Cash Used in Financing Activities

Net cash used in financing activities was $241.9 million in the year ended December 31, 2020, which mainly consisted of (a) $165.1 million net payments relating to our debt financing agreements, (b) $34.3 million we paid for dividends to holders of our common stock for the fourth quarter of 2019, the first quarter of 2020, the second quarter of 2020 and the third quarter of 2020 and (c) $3.8 million we paid for dividends to holders of our 7.625% Series B Preferred Stock, $8.5 million we paid for dividends to holders of our 8.500% Series C Preferred Stock, $8.7 million we paid for dividends to holders of our 8.75% Series D Preferred Stock and $10.2 million we paid for dividends to holders of our 8.875% Series E Preferred Stock for the period from October 15, 2019 to January 14, 2020, January 15, 2020 to April 14, 2020, April 15, 2020 to July 14, 2020 and July 15, 2020 to October 14, 2020.

Net cash used in financing activities was $212.2 million in the year ended December 31, 2019, which mainly consisted of (a) $149.6 million of net payments relating to our debt financing agreements (including the prepayments following the sale of five container vessels during the year ended December 31, 2019), (b) $27.4 million we paid for dividends to holders of our common stock for the fourth quarter of 2018, the first quarter of 2019, the second quarter of 2019 and the third quarter of 2019 and (c) $3.8 million we paid for dividends to holders of our Series B Preferred Stock, $8.5 million we paid for dividends to holders of our Series C Preferred Stock, $8.8 million we paid for dividends to holders of our Series D Preferred Stock and $10.2 million we paid for dividends to holders of our Series E Preferred Stock for the period from October 15, 2018 to January 14, 2019, January 15, 2019 to April 14, 2019, April 15, 2019 to July 14, 2019 and July 15, 2019 to October 14, 2019.

Liquidity and Unencumbered Vessels

Cash and cash equivalents

As of December 31, 2020, we had a total cash liquidity of $191.9 million, consisting of cash, cash equivalents and restricted cash.

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Debt-free vessels

As of February 1, 2021, the following vessels were free of debt.

Unencumbered Vessels

(Refer to fleet list for full details)

Vessel Name	Year Built	TEU Capacity
ETOILE	2005	2,556
MICHIGAN	2008	1,300
ENSENADA (*)	2001	5,576
MONEMVASIA (*)	1998	2,472
ARKADIA (*)	2001	1,550

(*) Vessels acquired pursuant to the Framework Deed with York.

Conference Call details:

On Tuesday, February 2, 2021 at 8:30 a.m. EST, Costamare’s management team will hold a conference call to discuss the financial results. Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-844-887-9405 (from the US), 0808-238-9064 (from the UK) or +1-412-317-9258 (from outside the US and the UK). Please quote “Costamare”. A replay of the conference call will be available until February 9, 2021. The United States replay number is +1-877-344-7529; the standard international replay number is +1-412-317-0088; and the access code required for the replay is: 10151946.

Live webcast:

There will also be a simultaneous live webcast over the Internet, through the Costamare Inc. website (www.costamare.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships for charter. The Company has 47 years of history in the international shipping industry and a fleet of 73 containerships, with a total capacity of approximately 533,000 TEU, including two newbuild containerships currently under construction. Ten of our containerships have been acquired pursuant to the Framework Deed with York by vessel-owning joint venture entities in which we hold a minority equity interest. The Company’s common stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock trade on the New York Stock Exchange under the symbols “CMRE”, “CMRE PR B”, “CMRE PR C”, “CMRE PR D” and “CMRE PR E”, respectively.

Forward-Looking Statements

This earnings release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could”, “expect” and similar expressions. These statements are not historical facts but instead represent only Costamare’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors” and the Company’s Results for the First Quarter ended March 31, 2020 on Form 6-K (filed on May 11, 2020 with the SEC) under the caption “Risk Factor Update”.

Company Contacts:

Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development

Costamare Inc., Monaco
Tel: (+377) 93 25 09 40

Email: ir@costamare.com

10

Fleet List

The table below provides additional information, as of February 1, 2021, about our fleet of containerships, including our newbuilds on order, the vessels acquired pursuant to the Framework Deed and those vessels subject to sale and leaseback agreements. Each vessel is a cellular containership, meaning it is a dedicated container vessel.

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)
1	TRITON(ii)	Evergreen	2016	14,424	(*)	March 2026
2	TITAN(ii)	Evergreen	2016	14,424	(*)	April 2026
3	TALOS(ii)	Evergreen	2016	14,424	(*)	July 2026
4	TAURUS(ii)	Evergreen	2016	14,424	(*)	August 2026
5	THESEUS(ii)	Evergreen	2016	14,424	(*)	August 2026
6	YM TRIUMPH(ii)	Yang Ming	2020	12,690	(*)	May 2030
7	YM TRUTH(ii)	Yang Ming	2020	12,690	(*)	May 2030
8	YM TOTALITY(ii)	Yang Ming	2020	12,690	(*)	July 2030
9	CAPE AKRITAS(i)	ZIM/MSC	2016	11,010	34,750/33,000	June 2031(3)
10	CAPE TAINARO(i)	ZIM/MSC	2017	11,010	38,000/33,000	January 2031(3)
11	CAPE KORTIA(i)	ZIM/MSC	2017	11,010	34,750/33,000	July 2031(3)
12	CAPE SOUNIO(i)	ZIM/MSC	2017	11,010	38,000 /33,000	January 2031(3)
13	CAPE ARTEMISIO(i)	Hapag Lloyd	2017	11,010	36,650	March 2025
14	COSCO GUANGZHOU	COSCO	2006	9,469	30,900	April 2022
15	COSCO NINGBO	COSCO	2006	9,469	30,900	April 2022
16	YANTIAN	COSCO	2006	9,469	39,600	February 2024(4)
17	BEIJING	COSCO	2006	9,469	39,600	March 2024(4)
18	COSCO HELLAS	COSCO	2006	9,469	39,600	February 2024(4)
19	MSC AZOV	MSC	2014	9,403	46,300	December 2026(5)
20	MSC AMALFI	MSC	2014	9,403	46,300	March 2027(6)
21	MSC AJACCIO	MSC	2014	9,403	46,300	February 2027(7)
22	MSC ATHENS(ii)	MSC	2013	8,827	45,300	January 2026(8)
23	MSC ATHOS(ii)	MSC	2013	8,827	45,300	February 2026(9)
24	VALOR	Hapag Lloyd	2013	8,827	32,400	April 2025
25	VALUE	Hapag Lloyd	2013	8,827	32,400	April 2025
26	VALIANT	Hapag Lloyd	2013	8,827	32,400	June 2025
27	VALENCE	Hapag Lloyd	2013	8,827	32,400	July 2025
28	VANTAGE	Hapag Lloyd	2013	8,827	32,400	September 2025
29	NAVARINO	MSC	2010	8,531	31,000	January 2025(10)
30	MAERSK KLEVEN	Maersk	1996	8,044	17,500	June 2023(11)
31	MAERSK KOTKA	Maersk	1996	8,044	17,500	June 2023(12)
32	MAERSK KOWLOON	Maersk	2005	7,471	16,000	June 2022
33	KURE	COSCO	1996	7,403	31,000	March 2023(13)
34	MSC METHONI	MSC	2003	6,724	29,000	September 2021
35	YORK	Maersk	2000	6,648	21,250	August 2022
36	KOBE	RCL Feeder	2000	6,648	14,500	August 2021
37	SEALAND WASHINGTON	Maersk	2000	6,648	18,500	March 2022(14)
38	SEALAND MICHIGAN	Maersk	2000	6,648	18,500	March 2022(14)
39	SEALAND ILLINOIS	Maersk	2000	6,648	18,500	March 2022(14)
40	MAERSK KOLKATA	Maersk	2003	6,644	18,500	March 2022(14)
41	MAERSK KINGSTON	Maersk	2003	6,644	18,500	March 2022(14)
42	MAERSK KALAMATA	Maersk	2003	6,644	18,500	March 2022(14)

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Vessel Name	Charterer	Year Built	Capacity (TEU)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)
43	VENETIKO	(*)	2003	5,928	(*)	July 2021
44	ENSENADA (i)	(*)	2001	5,576	21,500	June 2021
45	ZIM NEW YORK	ZIM	2002	4,992	14,438	October 2021(15)
46	ZIM SHANGHAI	ZIM	2002	4,992	14,438	October 2021(15)
47	LEONIDIO(ii)	Maersk	2014	4,957	14,200	December 2024
48	KYPARISSIA(ii)	Maersk	2014	4,957	14,200	November 2024
49	MEGALOPOLIS	Maersk	2013	4,957	13,500	July 2025
50	MARATHOPOLIS	Maersk	2013	4.957	13,500	July 2025
51	OAKLAND EXPRESS	Hapag Lloyd	2000	4,890	13,750	March 2021
52	HALIFAX EXPRESS	-	2000	4,890	Vessel agreed to be sold
53	VULPECULA	OOCL	2010	4,258	22,700	February 2023(16)
54	VOLANS	ZIM	2010	4,258	7,000	March 2021
55	VIRGO	Evergreen	2009	4,258	8,600	February 2021
56	VELA	OOCL	2009	4,258	22,700	January 2023(17)
57	ULSAN	Maersk	2002	4,132	12,000	June 2021
58	NEOKASTRO	(*)	2011	4,178	(*)	December 2021
59	POLAR ARGENTINA(i)(ii)	Maersk	2018	3,800	19,700	October 2024
60	POLAR BRASIL(i)(ii)	Maersk	2018	3,800	19,700	January 2025
61	LAKONIA	COSCO	2004	2,586	17,300	February 2022(18)
62	JPO SCORPIUS	Pool	2007	2,572	Pool Participation
63	ETOILE	(*)	2005	2,556	(*)	February 2021
64	AREOPOLIS	COSCO	2000	2,474	17,300	March 2022(19)
65	MONEMVASIA(i)	Maersk	1998	2,472	9,250	November 2021
66	MESSINI	(*)	1997	2,458	9,850	March 2021
67	ARKADIA(i)	Evergreen	2001	1,550	8,650	April 2021
68	PROSPER	Sealand Maersk Asia	1996	1,504	8,500	March 2021
69	MICHIGAN	MSC	2008	1,300	5,800	September 2021
70	TRADER	(*)	2008	1,300	(*)	November 2021
71	LUEBECK	MSC	2001	1,078	7,750	February 2022(20)

Newbuilds

	Vessel Name	Shipyard	Capacity (TEU)	Charterer	Expected Delivery(21)
1	YZJ2015-2060	Jiangsu Yangzijiang Shipbuilding Group	12,690	Yang Ming	Q1 2021
2	YZJ2015-2061	Jiangsu Yangzijiang Shipbuilding Group	12,690	Yang Ming	Q2 2021

(1)	Daily charter rates are gross, unless stated otherwise. Amounts set out for current daily charter rate are the amounts contained in the charter contracts.
(2)	Charter terms and expiration dates are based on the earliest date charters could expire.
(3)	Upon redelivery of each vessel from ZIM between March 2021 and October 2021, each vessel will commence a charter for a period of approximately 10 years, with MSC at a daily rate of $33,000. Until then the daily charter rate of Cape Akritas and Cape Kortia will be $34,750 and the daily charter rate of Cape Sounio and Cape Tainaro will be $38,000.
(4)	The daily rate of $39,600 will apply from April 1, 2021 for Yantian and Cosco Hellas and from May 1, 2021 for Beijing. Until the aforementioned dates the vessels will be chartered at an undisclosed daily rate.
(5)	This charter rate will be earned by MSC Azov until December 2, 2023. From the aforementioned date until the expiry of the charter, the daily rate will be $35,300.
(6)	This charter rate will be earned by MSC Amalfi until March 16, 2024. From the aforementioned date until the expiry of the charter, the daily rate will be $35,300.

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(7)	This charter rate will be earned by MSC Ajaccio until February 1, 2024. From the aforementioned date until the expiry of the charter, the daily rate will be $35,300.
(8)	This charter rate will be earned by MSC Athens until January 29, 2023. From the aforementioned date until the expiry of the charter, the daily rate will be $35,300.
(9)	This charter rate will be earned by MSC Athos until February 24, 2023. From the aforementioned date until the expiry of the charter, the daily rate will be $35,300.
(10)	This charter rate will be earned by Navarino from April 15, 2021. Until then the daily charter rate will be $23,000.
(11)	From April 9, 2021, the daily rate of Maersk Kleven is a base rate of $17,000, adjusted pursuant to the terms of a 50:50 profit/loss sharing mechanism based on market conditions with a minimum charter rate of $12,000 and a maximum charter rate of $25,000.
(12)	From April 25, 2021, the daily rate of Maersk Kotka is a base rate of $17,000, adjusted pursuant to the terms of a 50:50 profit/loss sharing mechanism based on market conditions with a minimum charter rate of $12,000 and a maximum charter rate of $25,000.
(13)	This charter rate will be earned by Kure from March 23, 2021. Until then the daily charter rate will be $9,500.
(14)	The daily rate for Sealand Washington, Sealand Michigan, Sealand Illinois, Maersk Kolkata, Maersk Kingston and Maersk Kalamata is a base rate of $16,000, adjusted pursuant to the terms of a 50:50 profit/loss sharing mechanism based on market conditions with a minimum charter rate of $12,000 and a maximum charter rate of $25,000.
(15)	The amounts in the table reflect the current charter terms, giving effect to our agreement with ZIM under its 2014 restructuring plan. Based on this agreement, we have been granted charter extensions and have been issued equity securities representing 1.2% of ZIM’s equity and approximately $8.2 million in interest bearing notes maturing in 2023. In May 2020, the Company exercised its option to extend the charters of ZIM New York and ZIM Shanghai for a one year period at market rate plus $1,100 per day per vessel while the notes remain outstanding. The rate for this sixth optional year has been determined at $14,438 per day.
(16)	This charter rate will be earned by Vulpecula from March 28, 2021. Until then the daily charter rate will be $7,000.
(17)	This charter rate will be earned by Vela from February 13, 2021. Until then the daily charter rate will be $7,950.
(18)	This charter rate will be earned by Lakonia from February 24, 2021. Until then the daily charter rate will be $7,500.
(19)	This charter rate will be earned by Areopolis from March 3, 2021. Until then the daily charter rate will be $7,500.
(20)	This charter rate will be earned by Luebeck from February 19, 2021. Until then the daily charter rate will be $6,200.
(21)	Based on latest shipyard construction schedule, subject to change.

(i)	Denotes vessels acquired pursuant to the Framework Deed. The Company holds an equity interest ranging between 25% and 49% in each of the vessel-owning entities.
(ii)	Denotes vessels subject to a sale and leaseback transaction.

(*) Denotes charterer’s identity and/or current daily charter rates and/or charter expiration dates, which are treated as confidential.

13

Consolidated Statements of Income

	Year ended December 31,		Three-month period ended December 31,
(Expressed in thousands of U.S. dollars, except share and per share amounts)	2019	2020	2019	2020

	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)
REVENUES:
Voyage revenue	$478,109	$460,319	$124,468	$119,143

EXPENSES:
Voyage expenses	(5,291)	(7,372)	(2,111)	(989)
Voyage expenses – related parties	(5,282)	(6,516)	(1,672)	(1,763)
Vessels' operating expenses	(116,101)	(117,054)	(28,779)	(32,055)
General and administrative expenses	(5,551)	(7,360)	(1,436)	(2,059)
Management fees - related parties	(21,319)	(21,616)	(5,155)	(5,593)
General and administrative expenses - non-cash component	(3,879)	(3,655)	(1,426)	(1,239)
Amortization of dry-docking and special survey costs	(8,948)	(9,056)	(2,211)	(2,291)
Depreciation	(113,462)	(108,700)	(28,381)	(27,082)
Gain (Loss) on sale / disposal of vessels, net	(19,589)	(79,120)	(689)	499
Loss on vessels held for sale	(2,495)	(7,665)	(2,495)	(7,665)
Vessels’ impairment loss	(3,042)	(31,577)	-	-
Foreign exchange gains / (losses)	(27)	(300)	1	(97)
Operating income	$173,123	$60,328	$50,114	$38,809

OTHER INCOME / (EXPENSES):
Interest income	$3,349	$1,827	$837	$363
Interest and finance costs	(89,007)	(68,702)	(19,665)	(17,250)
Swaps’ breakage cost, net	(16)	(6)	-	-
Income from equity method investments	11,369	16,195	3,960	3,994
Other	784	1,181	223	713
Gain (Loss) on derivative instruments	(603)	(1,946)	418	446
Total other expenses, net	$(74,124)	$(51,451)	$(14,227)	$(11,734)
Net Income	$98,999	$8,877	$35,887	$27,075
Earnings allocated to Preferred Stock	(31,269)	(31,082)	(7,817)	(7,767)
Gain on retirement of Preferred Stock	-	619	-	-
Net Income / (Loss) available to common stockholders	$67,730	$(21,586)	$28,070	$19,308

Earnings / (Losses) per common share, basic and diluted	$0.59	$(0.18)	$0.24	$0.16
Weighted average number of shares, basic and diluted	115,747,452	120,696,130	118,724,718	121,817,769

14

COSTAMARE INC.

Consolidated Balance Sheets

	As of December 31,	As of December 31,
(Expressed in thousands of U.S. dollars)	2019	2020
ASSETS	(Audited)	(Unaudited)
CURRENT ASSETS:
Cash and cash equivalents	$148,928	$143,922
Restricted cash	6,912	4,998
Accounts receivable	7,397	8,249
Inventories	10,546	10,455
Due from related parties	7,576	1,623
Fair value of derivatives	748	460
Insurance claims receivable	1,607	883
Asset held for sale	4,908	12,416
Time charter assumed	192	191
Prepayments and other	8,430	8,853
Total current assets	$197,244	$192,050
FIXED ASSETS, NET:
Right-of-use assets	$188,429	$199,098
Vessels and advances, net	2,431,830	2,450,510
Total fixed assets, net	$2,620,259	$2,649,608
NON-CURRENT ASSETS:
Equity method investments	$111,681	$78,227
Deferred charges, net	21,983	27,682
Accounts receivable, non-current	8,600	3,896
Restricted cash	40,031	42,976
Fair value of derivatives, non-current	605	-
Time charter assumed, non-current	1,030	839
Other non-current assets	10,525	15,238
Total assets	$3,011,958	$3,010,516
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$210,745	$147,137
Accounts payable	6,215	7,582
Due to related parties	473	432
Finance lease liabilities	16,810	16,495
Accrued liabilities	19,417	17,621
Unearned revenue	10,387	11,893
Fair value of derivatives	397	3,440
Other current liabilities	2,090	2,374
Total current liabilities	$266,534	$206,974
NON-CURRENT LIABILITIES
Long-term debt, net of current portion	$1,206,405	$1,305,076
Finance lease liabilities, net of current portion	119,925	116,366
Fair value of derivatives, net of current portion	433	3,653
Unearned revenue, net of current portion	7,933	29,627
Total non-current liabilities	$1,334,696	$1,454,722
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY:
Preferred stock	$-	$-
Common stock	12	12
Additional paid-in capital	1,351,352	1,366,486
Retained earnings / (Accumulated deficit)	60,578	(9,721)
Accumulated other comprehensive loss	(1,214)	(7,957)
Total stockholders’ equity	$1,410,728	$1,348,820
Total liabilities and stockholders’ equity	$3,011,958	$3,010,516

15

Financial Summary

	Year ended December 31,		Three-month period ended December 31,
(Expressed in thousands of U.S. dollars, except share and per share data):	2019	2020	2019	2020

Voyage revenue	$478,109	$460,319	$124,468	$119,143
Accrued charter revenue (1)	$3,893	$21,250	$4,008	$5,308
Amortization of Time-charter assumed	$191	$192	$48	$48
Voyage revenue adjusted on a cash basis (2)	$482,193	$481,761	$128,524	$124,499

Adjusted Net Income available to common stockholders (3)	$105,082	$123,671	$38,382	$32,666
Weighted Average number of shares	115,747,452	120,696,130	118,724,718	121,817,769
Adjusted Earnings per share (3)	$0.91	$1.02	$0.32	$0.27

Net Income	$98,999	$8,877	$35,887	$27,075
Net Income / (Loss) available to common stockholders	$67,730	$(21,586)	$28,070	$19,308
Weighted Average number of shares	115,747,452	120,696,130	118,724,718	121,817,769
Earnings / (Losses) per share	$0.59	$(0.18)	$0.24	$0.16

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed revenue recognized on a straight-line basis.

(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles (“GAAP”). We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates. The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the “Fleet List” above.

(3) Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are non-GAAP measures. Refer to the reconciliation of Net Income to Adjusted Net Income.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the three-month periods and years ended December 31, 2020 and 2019. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue or net income as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income available to common stockholders and (iii) Adjusted Earnings per Share.

16

Reconciliation of Net Income to Adjusted Net Income available to common stockholders and Adjusted Earnings per Share

	Year ended December 31,		Three-month period ended December 31,
(Expressed in thousands of U.S. dollars, except share and per share data)	2019	2020	2019	2020

Net Income / (Loss)	$98,999	$8,877	$35,887	$27,075
Earnings allocated to Preferred Stock	(31,269)	(31,082)	(7,817)	(7,767)
Gain on retirement of Preferred Stock	-	619	-	-
Net Income / (Loss) available to common stockholders	67,730	(21,586)	28,070	19,308
Accrued charter revenue	3,893	21,250	4,008	5,308
General and administrative expenses - non-cash component	3,879	3,655	1,426	1,239
Amortization of Time charter assumed	191	192	48	48
Realized (Gain) / loss on Euro/USD forward contracts (1)	553	(488)	186	-
Vessels’ impairment loss	3,042	31,577	-	-
(Gain) Loss on sale / disposals of vessels	19,589	79,120	689	(499)
Non-recurring, non-cash write-off of loan deferred financing costs	1,253	521	126	43
Swaps’ breakage costs	16	6	-	-
Loss on sale / disposal of vessel by a jointly owned company with York included in equity gain on investments	38	-	-	-
Loss on vessels held for sale	2,495	7,665	2,495	7,665
Non-recurring, voyage expenses, tank cleaning costs in order to comply with the global sulphur cap of 0.5% m/m in anticipation of the entry into force on January 1, 2020 of the relevant MARPOL Annex VI regulations	1,524	-	1,524	-
Non-recurring, voyage expenses tank cleaning costs in order to comply with the global sulphur cap of 0.5% m/m in anticipation of the entry into force on January 1, 2020 of the relevant MARPOL Annex VI regulations incurred by jointly owned companies with York	92	-	92	-
Non-recurring, non-cash write-off of loan deferred financing costs by jointly owned companies with York	136	-	136	-
(Gain) / loss on derivative instruments, excluding interest accrued and realized on non-hedging derivative instruments (1)	651	1,759	(418)	(446)
Adjusted Net Income available to common stockholders	$105,082	$123,671	$38,382	$32,666
Adjusted Earnings per Share	$0.91	$1.02	$0.32	$0.27
Weighted average number of shares	115,747,452	120,696,130	118,724,718	121,817,769

17

Adjusted Net Income available to common stockholders and Adjusted Earnings per Share represent Net Income / (loss) after earnings allocated to preferred stock and gain on retirement of preferred stock, but before non-cash “Accrued charter revenue” recorded under charters with escalating charter rates, realized (gain)/loss on Euro/USD forward contracts, vessels’ impairment loss, (gain) loss on sale / disposal of vessels, loss on vessels held for sale, loss on sale / disposal of vessel by a jointly owned company with York included in equity gain on investments, non-recurring, non-cash write-off of loan deferred financing costs, non-recurring, non-cash write-off of loan deferred financing costs by jointly owned companies with York, general and administrative expenses - non-cash component, non-recurring, voyage expenses, tank cleaning costs in order to comply with the global sulphur cap of 0.5% m/m in anticipation of the entry into force on January 1, 2020 of the relevant MARPOL Annex VI regulations, non-recurring, voyage expenses tank cleaning costs in order to comply with the global sulphur cap of 0.5% m/m in anticipation of the entry into force on January 1, 2020 of the relevant MARPOL Annex VI regulations incurred by jointly owned companies with York, swaps’ breakage costs, amortization of Time charter assumed and non-cash changes in fair value of derivatives. “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income available to common stockholders and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1) Items to consider for comparability include gains and charges. Gains positively impacting Net Income available to common stockholders are reflected as deductions to Adjusted Net Income available to common stockholders. Charges negatively impacting Net Income available to common stockholders are reflected as increases to Adjusted Net Income available to common stockholders.

18